Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2023 and 2022

Rogers Communications Inc.	1	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2023	2022

Revenue	5	3,835	3,619

Operating expenses:
Operating costs	6	2,184	2,080
Depreciation and amortization		631	646
Restructuring, acquisition and other	7	55	96
Finance costs	8	296	258
Other income	9	(27)	(6)

Income before income tax expense		696	545
Income tax expense		185	153

Net income for the period		511	392

Earnings per share:
Basic	10	$1.01	$0.78
Diluted	10	$1.00	$0.77
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2023	2022

Net income for the period	511	392

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(138)	27
Related income tax recovery (expense)	18	(1)

Equity investments measured at FVTOCI	(120)	26

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments	134	75
Reclassification to net income of loss on debt derivatives	30	385
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	(25)	8
Reclassification to net income for accrued interest	(11)	(3)
Related income tax expense	(9)	(46)

Cash flow hedging derivative instruments	119	419

Share of other comprehensive income (loss) of equity-accounted investments, net of tax	2	(4)

Other comprehensive income for the period	1	441

Comprehensive income for the period	512	833

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2023	2022

Assets
Current assets:
Cash and cash equivalents		553	463
Restricted cash and cash equivalents	11	12,837	12,837
Accounts receivable	12	4,137	4,184
Inventories		555	438
Current portion of contract assets		117	111
Other current assets		727	561
Current portion of derivative instruments	11	445	689
Total current assets		19,371	19,283

Property, plant and equipment		15,947	15,574
Intangible assets		12,255	12,251
Investments	13	1,965	2,088
Derivative instruments	11	929	861
Financing receivables	12	891	886
Other long-term assets		740	681
Goodwill		4,031	4,031

Total assets		56,129	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	4,323	2,985
Accounts payable and accrued liabilities		2,928	3,722
Income tax payable		59	—
Other current liabilities		260	252
Contract liabilities		455	400
Current portion of long-term debt	15	1,750	1,828
Current portion of lease liabilities	16	372	362
Total current liabilities		10,147	9,549

Provisions		51	53
Long-term debt	15	29,614	29,905
Lease liabilities	16	1,676	1,666
Other long-term liabilities		684	738
Deferred tax liabilities		3,605	3,652
Total liabilities		45,777	45,563

Shareholders' equity	17	10,352	10,092

Total liabilities and shareholders' equity		56,129	55,655

Subsequent events	3, 15, 17, 20, 22
Contingent liabilities	20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2023	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the period	—	—	—	—	511	—	—	—	511

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(120)	—	—	(120)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	119	—	119
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive (loss) income	—	—	—	—	—	(120)	119	2	1
Comprehensive income for the period	—	—	—	—	511	(120)	119	2	512

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2023	71	111,152	397	393,773	10,075	552	(753)	10	10,352

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	—	—	—	—	392	—	—	—	392

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	26	—	—	26
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	419	—	419
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(4)	(4)
Total other comprehensive income (loss)	—	—	—	—	—	26	419	(4)	441
Comprehensive income for the period	—	—	—	—	392	26	419	(4)	833

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2022	71	111,153	397	393,772	9,052	1,019	580	(6)	11,113

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2023	2022
Operating activities:
Net income for the period		511	392
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		631	646
Program rights amortization		18	20
Finance costs	8	296	258
Income tax expense		185	153
Post-employment benefits contributions, net of expense		(2)	6
Other		(9)	13
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,630	1,488
Change in net operating assets and liabilities	21	(704)	(321)
Income taxes paid		(150)	(140)
Interest paid		(323)	(214)

Cash provided by operating activities		453	813

Investing activities:
Capital expenditures		(892)	(649)
Additions to program rights		(25)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets		(38)	(172)
Acquisitions and other strategic transactions, net of cash acquired		—	(9)
Other		9	12

Cash used in investing activities		(946)	(830)

Financing activities:
Net proceeds received from short-term borrowings	14	1,342	503
Net (repayment) issuance of long-term debt	15	(388)	13,311
Net proceeds (payments) on settlement of debt derivatives and forward contracts	11	227	(74)
Transaction costs incurred	15	(264)	(169)
Principal payments of lease liabilities	16	(81)	(77)
Dividends paid		(253)	(252)

Cash provided by financing activities		583	13,242

Change in cash and cash equivalents and restricted cash and cash equivalents		90	13,225
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,390	13,940

Cash and cash equivalents		553	809
Restricted cash and cash equivalents	11	12,837	13,131

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,390	13,940

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2023

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2023, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2022 (2022 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2023 (first quarter 2023 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2022 financial statements with the exception of new accounting policies that were adopted on January 1, 2023 as described in note 2. These first quarter 2023 interim financial statements were approved by RCI's Board of Directors (the Board) on April 25, 2023.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2023 interim financial statements include only material transactions and changes occurring for the three months since our year-end of December 31, 2022 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2023 interim financial statements should be read in conjunction with the 2022 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2023
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2023. The adoption of these standards have not had a material impact on our financial results.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.

Rogers Communications Inc.	7	First Quarter 2023

•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants. (January 1, 2024).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the acquisition of Shaw Communications Inc. (Shaw) (Shaw Transaction) (see note 22) on April 3, 2023, our adjusted net debt increased due to the drawings on our $6 billion term loan facility, the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. As at March 31, 2023 and December 31, 2022, we met our objectives for these metrics.

		As at March 31	As at December 31
(In millions of dollars)	Note	2023	2022

Current portion of long-term debt	15	1,750	1,828
Long-term debt	15	29,614	29,905
Deferred transaction costs and discounts	15	1,095	1,122
		32,459	32,855
Add (deduct):
Subordinated notes adjustment [1]		(1,508)	(1,508)
Net debt derivative assets [2]		(890)	(988)
Credit risk adjustment related to net debt derivative assets [3]		(36)	(10)
Short-term borrowings	14	4,323	2,985
Current portion of lease liabilities	16	372	362
Lease liabilities	16	1,676	1,666
Cash and cash equivalents		(553)	(463)
Restricted cash and cash equivalents [4]	11	(12,837)	(12,837)

Adjusted net debt		23,006	22,062

Rogers Communications Inc.	8	First Quarter 2023

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2023	2022

Adjusted net debt	23,006	22,062
Divided by: trailing 12-month adjusted EBITDA	6,505	6,393

Debt leverage ratio	3.5	3.5
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt.
3    For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended March 31
(In millions of dollars)	Note	2023	2022

Adjusted EBITDA	4	1,651	1,539
Deduct:
Capital expenditures [1]		892	649
Interest on borrowings, net and capitalized interest	8	239	235
Cash income taxes [2]		150	140

Free cash flow		370	515
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

		Three months ended March 31
(In millions of dollars)	Note	2023	2022

Cash provided by operating activities		453	813
Add (deduct):
Capital expenditures		(892)	(649)
Interest on borrowings, net and capitalized interest	8	(239)	(235)
Interest paid		323	214
Restructuring, acquisition and other	7	55	96
Program rights amortization		(18)	(20)
Change in net operating assets and liabilities	21	704	321
Other adjustments [1]		(16)	(25)

Free cash flow		370	515
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at March 31, 2023 and December 31, 2022, we had sufficient liquidity available to us to meet this objective.

Rogers Communications Inc.	9	First Quarter 2023

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our restricted cash and cash equivalents (see note 11) are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction (see note 22). Our $6 billion non-revolving credit facility (term loan facility) related to the Shaw Transaction is also not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement (see note 15) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at March 31, 2023		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		553	—	—	—	553
Bank credit facilities [2]:
Revolving	15	4,000	298	8	930	2,764
Non-revolving	14	1,000	1,000	—	—	—
Outstanding letters of credit		61	—	61	—	—
Receivables securitization [2]	14	2,400	2,400	—	—	—

Total		8,014	3,698	69	930	3,317
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		463	—	—	—	463
Bank credit facilities [2]:
Revolving	15	4,000	—	8	215	3,777
Non-revolving	14	1,000	375	—	—	625
Outstanding letters of credit	15	75	—	75	—	—
Receivables securitization [2]	14	2,400	2,400	—	—	—

Total		7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2022 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	First Quarter 2023

Information by Segment

Three months ended March 31, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,346	1,017	505	(33)	3,835
Operating costs	6	1,167	460	543	14	2,184

Adjusted EBITDA		1,179	557	(38)	(47)	1,651

Depreciation and amortization						631
Restructuring, acquisition and other	7					55
Finance costs	8					296
Other income	9					(27)

Income before income taxes						696

Three months ended March 31, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,140	1,036	482	(39)	3,619
Operating costs	6	1,055	485	548	(8)	2,080

Adjusted EBITDA		1,085	551	(66)	(31)	1,539

Depreciation and amortization						646
Restructuring, acquisition and other	7					96
Finance costs	8					258
Other income	9					(6)

Income before income taxes						545

Rogers Communications Inc.	11	First Quarter 2023

NOTE 5: REVENUE

	Three months ended March 31
(In millions of dollars)	2023	2022

Wireless
Service revenue	1,836	1,723
Equipment revenue	510	417

Total Wireless	2,346	2,140

Cable
Service revenue	1,006	1,030
Equipment revenue	11	6

Total Cable	1,017	1,036

Total Media	505	482

Corporate items and intercompany eliminations	(33)	(39)

Total revenue	3,835	3,619

Total service revenue	3,314	3,196
Total equipment revenue	521	423

Total revenue	3,835	3,619

NOTE 6: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2023	2022

Cost of equipment sales	518	431
Merchandise for resale	52	60
Other external purchases	1,144	1,087
Employee salaries, benefits, and stock-based compensation	470	502

Total operating costs	2,184	2,080

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

During the three months ended March 31, 2023, we incurred $55 million (2022 - $96 million) in restructuring, acquisition and other expenses, which included $33 million (2022 - $59 million) of incremental costs supporting acquisition and integration activities related to the Shaw Transaction (see note 22). The remaining costs in 2023 and 2022, were primarily severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	12	First Quarter 2023

NOTE 8: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2023	2022

Interest on borrowings		254	214
Interest on Shaw senior note financing	15	139	31

Total interest on borrowings [1]		393	245
Interest earned on restricted cash and cash equivalents		(146)	(3)

Interest on borrowings, net		247	242
Interest on lease liabilities	16	23	19
Interest on post-employment benefits liability		(2)	—
Loss (gain) on foreign exchange		14	(50)
Change in fair value of derivative instruments		(11)	49
Capitalized interest		(8)	(7)
Deferred transaction costs and other		33	5

Total finance costs		296	258
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER INCOME

	Three months ended March 31
(In millions of dollars)	2023	2022

(Income) losses from associates and joint ventures	(14)	6
Other investment income	(13)	(12)

Total other income	(27)	(6)

NOTE 10: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2023	2022

Numerator (basic) - Net income for the period	511	392

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2

Weighted average number of shares outstanding - diluted	507	507

Earnings per share:
Basic	$1.01	$0.78
Diluted	$1.00	$0.77

For the three months ended March 31, 2023 and 2022, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2023 was reduced by $2 million (2022 - $1 million) in the diluted earnings per share calculation.

A total of 6,540,217 options were out of the money for the three months ended March 31, 2023 (2022 - 1,042,625). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

Rogers Communications Inc.	13	First Quarter 2023

NOTE 11: FINANCIAL INSTRUMENTS

Restricted Cash and Cash Equivalents
In March 2022, we issued US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 15). At the same time, we terminated the committed credit facility we entered into in March 2021. The arrangement agreement between Rogers and Shaw required us to maintain sufficient liquidity to ensure we were able to fund the Shaw Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted $12,837 million in funds, which are recognized as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position. These funds were held as cash deposits with major Canadian financial institutions as at March 31, 2023.

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 14). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	958	1.350	1,293	—	—	—
Debt derivatives settled	273	1.341	366	400	1.268	507
Net cash (paid) received on settlement			(5)			9

US commercial paper program
Debt derivatives entered	1,174	1.362	1,599	2,075	1.263	2,620
Debt derivatives settled	651	1.352	880	2,063	1.264	2,608
Net cash (paid) received on settlement			(2)			1

As at March 31, 2023, we had US$685 million and US$681 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million), respectively.

Rogers Communications Inc.	14	First Quarter 2023

Senior and subordinated notes
We did not enter into any debt derivatives related to senior notes issued during the three months ended March 31, 2023. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months March 31, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

As at March 31, 2023, we had US$15,600 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been economically hedged using debt derivatives.

During the three months ended March 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	35	1.371	48	33	1.273	42
Debt derivatives settled	33	1.333	44	27	1.333	36

As at March 31, 2023, we had US$227 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from April 2023 to March 2026 (December 31, 2022 - January 2023 to December 2025), at an average rate of $1.313/US$ (December 31, 2022 - $1.306/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and

Rogers Communications Inc.	15	First Quarter 2023

•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at March 31, 2023 and 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	210	1.329	279	378	1.249	472
Expenditure derivatives settled	225	1.244	280	225	1.293	291

As at March 31, 2023, we had US$945 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from April 2023 to December 2024 (December 31, 2022 - January 2023 to December 2023), at an average rate of $1.268/US$ (December 31, 2022 - $1.250/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2023, we had equity derivatives outstanding for 5.5 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $53.65 (December 31, 2022 - $53.65).

During the three months ended March 31, 2023, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			(5)			9
US commercial paper program			(2)			1
Senior and subordinated notes			234			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			227			(74)

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

Rogers Communications Inc.	16	First Quarter 2023

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2023 or December 31, 2022 and there were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2023 or 2022.
Below is a summary of our financial instruments carried at fair value as at March 31, 2023 and December 31, 2022.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2023	2022	2023	2022	2023	2022

Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,067	1,200	1,067	1,200	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,245	1,330	—	—	1,245	1,330
Debt derivatives not accounted for as hedges	5	72	—	—	5	72
Expenditure derivatives accounted for as cash flow hedges	74	94	—	—	74	94
Equity derivatives not accounted for as hedges	50	54	—	—	50	54

Total financial assets	2,441	2,750	1,067	1,200	1,374	1,550

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	351	414	—	—	351	414
Debt derivatives not accounted for as hedges	9	—	—	—	9	—

Total financial liabilities	360	414	—	—	360	414

Rogers Communications Inc.	17	First Quarter 2023

Below is a summary of the fair value of our long-term debt as at March 31, 2023 and December 31, 2022.

	As at March 31, 2023		As at December 31, 2022
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	31,364	29,905	31,733	29,355
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2023	2022

Current financing receivables	1,893	1,922
Long-term financing receivables	891	886

Total financing receivables	2,784	2,808

NOTE 13: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2023	2022

Investments in:
Publicly traded companies	1,067	1,200
Private companies	48	53
Investments, measured at FVTOCI	1,115	1,253
Investments, associates and joint ventures	850	835

Total investments	1,965	2,088

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2023 and December 31, 2022.

	As at March 31	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	2,400	2,400
US commercial paper program (net of the discount on issuance)	922	214
Non-revolving credit facility borrowings	1,001	371

Total short-term borrowings	4,323	2,985

Rogers Communications Inc.	18	First Quarter 2023

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2023 and 2022.

		Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			1,000
Net proceeds received from receivables securitization			—			1,000

Proceeds received from US commercial paper	1,174	1.362	1,599	2,074	1.263	2,620
Repayment of US commercial paper	(654)	1.350	(883)	(2,064)	1.265	(2,610)
Net proceeds received from US commercial paper			716			10

Proceeds received from non-revolving credit facilities (Cdn$)			375			495
Proceeds received from non-revolving credit facilities (US$)	738	1.344	992	—	—	—
Total proceeds received from non-revolving credit facilities			1,367			495

Repayment of non-revolving credit facilities (Cdn$)			(375)			(495)
Repayment of non-revolving credit facilities (US$)	(273)	1.341	(366)	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			(741)			(1,002)

Net proceeds received from (repayment of) non-revolving credit facilities			626			(507)

Net proceeds received from short-term borrowings			1,342			503

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2023 and December 31, 2022.

	As at March 31	As at December 31
(In millions of dollars)	2023	2022

Receivables sold to buyer as security	3,124	2,914
Short-term borrowings from buyer	(2,400)	(2,400)

Overcollateralization	724	514

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(In millions of dollars)	2023	2022

Receivables securitization program, beginning of period	2,400	800
Net proceeds received from receivables securitization	—	1,000

Receivables securitization program, end of period	2,400	1,800

Rogers Communications Inc.	19	First Quarter 2023

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2023 and 2022.

		Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	158	1.354	214	704	1.268	893
Net proceeds received from US commercial paper	520	1.377	716	10	n/m	10
Discounts on issuance [1]	2	n/m	3	1	n/m	1
Gain on foreign exchange [1]			(11)			(9)

US commercial paper program, end of period	680	1.356	922	715	1.252	895
n/m - not meaningful
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
Below is a summary of the activity relating to our non-revolving credit facilities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(In millions of dollars)	2023	2022

Non-revolving credit facility, beginning of period	371	507
Net proceeds received from (repayment of) non-revolving credit facilities	626	(507)
Loss on foreign exchange [1]	4	—

Non-revolving credit facility, end of period	1,001	—
1    Included in "finance costs".

In January 2023, we borrowed US$273 million under our non-revolving facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we have fully drawn on the facilities. Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to $1 billion on the reissue dates.

In February 2022, we repaid the outstanding US$400 million and terminated the June 2021 facility.

Rogers Communications Inc.	20	First Quarter 2023

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2023	2022

Bank credit facilities (US$ portion)		US	220	Floating	298	—
Senior notes	2023	US	500	3.000%	—	677
Senior notes	2023	US	850	4.100%	1,150	1,151
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2025	US	1,000	2.950%	1,353	1,354
Senior notes [1]	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	947	948
Senior notes	2026	US	500	2.900%	677	677
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027	US	1,300	3.200%	1,759	1,761
Senior notes [1]	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes [1]	2032	US	2,000	3.800%	2,707	2,709
Senior notes [1]	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	271	271
Senior notes	2038	US	350	7.500%	474	474
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes [1]	2042	US	750	4.500%	1,015	1,016
Senior notes	2043	US	500	4.500%	677	677
Senior notes	2043	US	650	5.450%	880	880
Senior notes	2044	US	1,050	5.000%	1,421	1,422
Senior notes	2048	US	750	4.300%	1,015	1,016
Senior notes	2049	US	1,250	4.350%	1,692	1,693
Senior notes	2049	US	1,000	3.700%	1,353	1,354
Senior notes [1]	2052	US	2,000	4.550%	2,705	2,709
Senior notes [1]	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,015	1,016
					32,459	32,855
Deferred transaction costs and discounts					(1,095)	(1,122)
Less current portion					(1,750)	(1,828)

Total long-term debt					29,614	29,905
1    Included in Shaw senior note financing.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2023 and December 31, 2022.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	21	First Quarter 2023

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	220	1.368	301	—	—	—
Total credit facility borrowings			301			—

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (US$)	(500)	1.378	(689)	(750)	1.259	(944)
Total senior notes repayments			(689)			(944)

Net (repayment) issuance of senior notes			(689)			12,360

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net (repayment) issuance of long-term debt			(388)			13,311

	Three months ended March 31
(In millions of dollars)	2023	2022

Long-term debt net of transaction costs, beginning of period	31,733	18,688
Net (repayment) issuance of long-term debt	(388)	13,311
Gain on foreign exchange	(8)	(415)
Deferred transaction costs incurred	(3)	(169)
Amortization of deferred transaction costs	30	5

Long-term debt net of transaction costs, end of period	31,364	31,420

In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction (see note 22), consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively.

Rogers Communications Inc.	22	First Quarter 2023

Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
We did not issue senior or subordinated notes in the three months ended March 31, 2023. Below is a summary of the senior and subordinated notes we issued for the three months ended March 31, 2022.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction (see note 22). These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023. We recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statements of financial position.

Concurrent with the March 2022 senior note issuances, we terminated certain derivatives (see note 11) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million on settlement of the associated debt derivatives.

Rogers Communications Inc.	23	First Quarter 2023

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(In millions of dollars)	2023	2022

Lease liabilities, beginning of period	2,028	1,957
Net additions	100	107
Interest on lease liabilities	23	19
Interest payments on lease liabilities	(22)	(18)
Principal payments of lease liabilities	(81)	(77)

Lease liabilities, end of period	2,048	1,988

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2023 and 2022.

Date declared	Date paid	Dividend per share (dollars)

February 1, 2023	April 3, 2023	0.50
		0.50

January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00

On April 25, 2023, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 5, 2023 to shareholders of record on June 9, 2023.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction (see note 22).

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	24	First Quarter 2023

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(In millions of dollars)	2023	2022

Stock options	16	35
Restricted share units	6	25
Deferred share units	—	15
Equity derivative effect, net of interest receipt	(1)	(61)

Total stock-based compensation expense	21	14

As at March 31, 2023, we had a total liability recognized at its fair value of $196 million (December 31, 2022 - $229 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2023, we paid $51 million (2022 - $53 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
Below is a summary of the activity related to stock option plans, including performance options, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023		Three months ended March 31, 2022
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	9,860,208	$63.58	6,494,001	$61.62
Granted	1,467,899	$65.22	4,234,288	$65.73
Exercised	(60,000)	$48.56	(180,027)	$52.42
Forfeited	—	—	(71,835)	$61.20

Outstanding, end of period	11,268,107	$63.87	10,476,427	$63.44

Exercisable, end of period	4,732,300	$63.08	3,139,486	$61.70

We did not grant any performance stock options during the three months ended March 31, 2023 (2022 - 2,469,014). These performance options have certain non-market vesting conditions related to the Shaw Transaction.

Unrecognized stock-based compensation expense related to stock option plans was $24 million as at March 31, 2023 (December 31, 2022 - $14 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Rogers Communications Inc.	25	First Quarter 2023

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(in number of units)	2023	2022

Outstanding, beginning of period	2,402,489	2,691,288
Granted and reinvested dividends	697,874	908,242
Exercised	(708,448)	(585,261)
Forfeited	(160,503)	(109,558)

Outstanding, end of period	2,231,412	2,904,711

Included in the above table are grants of 84,420 performance RSUs to certain key executives during the three months ended March 31, 2023 (2022 - 206,719).

Unrecognized stock-based compensation expense related to these RSUs was $60 million as at March 31, 2023 (December 31, 2022 - $48 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31
(in number of units)	2023	2022

Outstanding, beginning of period	1,139,885	1,421,342
Granted and reinvested dividends	13,279	12,318
Exercised	(106,993)	(166,710)
Forfeited	(764)	(516)

Outstanding, end of period	1,045,407	1,266,434

Included in the above table are grants of 1,452 performance DSUs to certain key executives during the three months ended March 31, 2023 (2022 - nil).

There was no unrecognized stock-based compensation expenses related to these DSUs as at March 31, 2023 or December 31, 2022. All DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2023 and 2022 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2023 and 2022.

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Rogers Communications Inc.	26	First Quarter 2023

NOTE 20: CONTINGENT LIABILITIES

Videotron Ltd.
On October 29, 2021, Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. On April 3, 2023, Rogers and Videotron settled the lawsuit; Rogers remains committed to serving our customers through continued investment in the joint network.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2023	2022

Accounts receivable, excluding financing receivables	(3)	185
Financing receivables	23	110
Contract assets	(6)	3
Inventories	(117)	(5)
Other current assets	(97)	(118)
Accounts payable and accrued liabilities	(558)	(530)
Contract and other liabilities	54	34

Total change in net operating assets and liabilities	(704)	(321)

NOTE 22: SHAW TRANSACTION

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw for preliminary consideration of approximately $20.3 billion, consisting of:
•$18.9 billion of cash (consisting of $12.9 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•$1.4 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).
The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, immediately prior to the closing of the Shaw Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion as adjusted pursuant to the terms of the divestiture agreement. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's business "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

Rogers and Quebecor will also provide each other with customary transition services as necessary to facilitate (i) the operation of Freedom's business for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

Rogers Communications Inc.	27	First Quarter 2023

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.5 billion as at April 3, 2023. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date.

The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products as at April 3, 2023, include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). This excludes the Freedom Mobile business, which we did not acquire.

Due to the limited time since the acquisition date, restrictions on access to Shaw information arising from regulatory considerations prior to closing, and the size and complexity of the Shaw Transaction, the accounting for the business combination is not yet complete. We are not able to provide the allocation of consideration paid to the assets acquired or liabilities assumed.

The major classes of assets acquired through the Shaw Transaction include cash and cash equivalents, accounts receivable, property, plant and equipment, and customer relationship assets. The major classes of liabilities assumed include accounts payable and accrued liabilities, lease liabilities, deferred tax liabilities, and long-term debt with a total principal amount of $4.5 billion.

Other related developments
In April 2023, we utilized a portion of the cash acquired from closing the Shaw Transaction to repay $1.45 billion in outstanding debt, including:
•US$220 million ($301 million) of borrowings under our revolving bank credit facilities;
•US$333 million ($453 million) of outstanding US commercial paper at maturity;
•$500 million of outstanding borrowings under our receivables securitization program; and
•$200 million of outstanding borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated.

Rogers Communications Inc.	28	First Quarter 2023